UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                    )
                                    )     Certificate Pursuant to Rule 24 and
C&T ENTERPRISES, INC., ET AL.       )     Release No. 35-27590 Under the
                                    )     Public Utility Holding Company
File No. 70-10023                   )     Act of 1935
(Public Utility Holding Company     )
Act of 1935)                        )


      On October 31, 2002, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27590 in File No. 70-10023, granting an exemption under
Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended, to C&T Enterprises ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness") in relation to C&T's proposed acquisition of Valley Energy, Inc. ("Valley") (collectively, the "Applicants"). The Order required C&T to file certain information (as described in the Order) as well as the financial statements for C&T, Claverack, Tri-County and Valley under Rule 24 within 90 days of the close of the Applicants' fiscal year. With the exception of the Financial Statements of Claverack and Tri-County, the information and requested financial statements in compliance with the Order were submitted on March 30, 2004. Due to unforeseen delays, the Applicants were granted an extension of time to file the Financial Statements of Claverack and Tri-County. Thus, in compliance with the Order, the following information is hereby submitted:

      1) Financial Statement of Claverack for year ending December 31, 2003, and

      2) Financial Statement of Tri-County for year ending December 31, 2003.

                              C&T Enterprises, Inc.

                              By:   /s/ Robert O. Toombs
                                    --------------------
                                    Robert O. Toombs
                                    Chief Executive Officer and President
                                    C&T Enterprises, Inc.
                                    1775 Industrial Boulevard
                                    Lewisburg, PA 17837

                              Date: May 7, 2004

                            TRI-COUNTY RURAL ELECTRIC
                            -------------------------
                       COOPERATIVE, INC. AND SUBSIDIARIES
                       ----------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2003 AND 2002
                     --------------------------------------

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the accompanying consolidated balance sheets of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of revenue, equities, and cash flows for the years then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tri-County Rural Electric Cooperative, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In accordance with Government Auditing Standards, we have also issued a report dated February 18, 2004, on our consideration of Tri-County Rural Electric Cooperative's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts and grants. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.




                                      Certified Public Accountants

February 18, 2004

                   Independent Auditors' Report on Compliance
                and on Internal Control Over Financial Reporting
                ------------------------------------------------

The Board of Directors
Tri-County Rural Electric Cooperative, Inc.
Mansfield, Pennsylvania

We have audited the consolidated financial statements of Tri-County Rural Electric Cooperative, Inc. as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 18, 2004. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States.

Compliance

As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we performed tests of Tri-County Rural Electric Cooperative, Inc.'s compliance with laws, regulations contracts and grants, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance that are required to be reported under Government Auditing Standards.

Internal Control Over Financial Reporting

In planning and performing our audits, we considered Tri-County Rural Electric Cooperative's internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors, management, the Rural Utilities Service, and supplemental lenders and is not intended to be and should not be used by anyone other than these specified parties. However, this report is a matter of public record and its distribution is not limited.



                                      Certified Public Accountants
February 18, 2004

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS




                                                                                        December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----

                                   ASSETS (Note 1)
                                   ------

ELECTRIC PLANT (Note 2):
    In service - at cost                                                        $  70,353,578     $  67,778,951
    Construction work in progress                                                     904,133           605,070
                                                                                -------------     -------------
                                                                                   71,257,711        68,384,021
    Less accumulated provisions for depreciation                                   20,267,570        18,781,004
                                                                                -------------     -------------
                    TOTAL ELECTRIC PLANT                                           50,990,141        49,603,017
                                                                                -------------     -------------

OTHER ASSETS AND INVESTMENTS:
    Investments in and advances to associated organizations (Note 3)                8,532,052         7,869,402
    Investment in economic development project (Note 4)                               118,177           118,177
    Non-utility property, net of accumulated depreciation of
        $45,647 and $36,159 for 2003 and 2002, respectively                           407,885           417,374
    Excess of cost of subsidiary acquired over fair value of net assets
        at date of acquisition, net of accumulated amortization (Note 7)            4,864,324         4,864,324
                                                                                -------------     -------------
                    TOTAL OTHER ASSETS AND INVESTMENTS                             13,922,438        13,269,277
                                                                                -------------     -------------

CURRENT ASSETS:
    Cash - general funds                                                            1,985,337         1,447,837
    Accounts receivable (less accumulated provision for
        uncollectible accounts of $154,258 and $149,970 for
        2003 and 2002, respectively)                                                2,906,492         2,271,915
    Materials and supplies (at average cost)                                          674,173           703,021
    Other current and accrued assets                                                2,233,197         2,031,314
                                                                                -------------     -------------
                    TOTAL CURRENT ASSETS                                            7,799,199         6,454,087
                                                                                -------------     -------------

DEFERRED CHARGES (Note 6)                                                             393,391           378,545
                                                                                -------------     -------------
                                                                                $  73,105,169     $  69,704,926
                                                                                =============     =============


                                                                                        December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----

                          EQUITIES AND LIABILITIES
                          ------------------------
EQUITIES:
    Memberships                                                                 $     249,105     $     265,575
    Patronage capital (Note 8)                                                     17,153,611        16,450,563
    Retained deficit                                                               (2,509,197)       (2,667,281)
    Other equities (Note 9)                                                           (81,015)         (616,665)
                                                                                -------------     -------------

                    TOTAL EQUITIES                                                 14,812,504        13,432,192
                                                                                -------------     -------------

LONG-TERM DEBT:
    RUS mortgage notes, less current maturities (Note 10)                              11,958         4,012,065
    CFC mortgage notes, less current maturities (Note 10)                          40,986,723        47,337,408
    Related party mortgage notes, less current maturities (Note 10)                11,481,102               -
    Other (Note 10)                                                                   235,959           241,389
                                                                                -------------     -------------

                    TOTAL LONG-TERM DEBT                                           52,715,742        51,590,862
                                                                                -------------     -------------

OTHER NON-CURRENT LIABILITIES:
    Accumulated postretirement benefit obligations (Note 11)                          507,770           420,253
    Accumulated provision for storm damage                                            250,000               -
    Amounts due to related companies (Note 16)                                        200,000               -
                                                                                -------------     -------------

                    TOTAL OTHER NON-CURRENT LIABILITIES                               957,770           420,253
                                                                                -------------     -------------

CURRENT LIABILITIES:
    Demand notes                                                                          -             205,000
    Current maturities of long-term debt (Note 10)                                  1,089,092           875,531
    Accounts payable:
        Purchased power                                                             1,350,381         1,331,592
        Other                                                                         650,956           480,271
    Consumer deposits and prepayments                                                 123,480           117,123
    Other current and accrued liabilities                                             653,229           487,313
                                                                                -------------     -------------

                    TOTAL CURRENT LIABILITIES                                       3,867,138         3,496,830
                                                                                -------------     -------------

                    TOTAL LIABILITIES                                              57,540,650        55,507,945
                                                                                -------------     -------------

DEFERRED CREDITS (Note 12)                                                            752,015           764,789
                                                                                -------------     -------------

COMMITMENTS (Notes 11, 15 and 16)
                                                                                $  73,105,169     $  69,704,926
                                                                                =============     =============


See accompanying summary of accounting policies and notes to consolidated financial statements.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF REVENUE




                                                                                   Year ended December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----


OPERATING REVENUES                                                              $  29,838,025     $  26,385,585
                                                                                -------------     -------------

OPERATING EXPENSES:
    Cost of power                                                                  15,510,797        14,419,164
    Transmission expense                                                                3,847             7,082
    Distribution - operations                                                       1,250,714         1,204,999
    Distribution - maintenance                                                      3,548,104         1,949,357
    Consumer accounts                                                               1,274,226         1,224,136
    Sales                                                                             300,860           300,384
    Administrative and general                                                      2,301,237         2,001,720
    Depreciation                                                                    2,135,106         2,099,419
    Taxes                                                                             582,727           471,408
    Interest - other                                                                  172,328           289,661
                                                                                -------------     -------------

                    TOTAL OPERATING EXPENSES                                       27,079,946        23,967,330
                                                                                -------------     -------------

                    Operating margins before fixed charges                          2,758,079         2,418,255

FIXED CHARGES -
    Interest on long-term debt                                                      2,052,639         2,078,225
                                                                                -------------     -------------

                    Operating margins after fixed charges                             705,440           340,030

G & T AND OTHER CAPITAL CREDITS                                                      169,568             80,750
                                                                                -------------     -------------

                    Net operating margins                                            875,008            420,780
                                                                                -------------     -------------

NONOPERATING MARGINS:
    Interest income                                                                    59,643            63,877
    Other nonoperating income                                                          95,362            43,604
    Equity in earnings of subsidiary                                                  500,837           119,436
                                                                                -------------     -------------

                    TOTAL NONOPERATING MARGIN                                         655,842           226,917
                                                                                -------------     -------------

NET MARGINS, before taxes on income                                                 1,530,850           647,697


TAXES ON INCOME (Note 13)                                                            (118,847)         (208,937)
                                                                                -------------     -------------

NET MARGINS, before cumulative effect of a change
      in accounting principle                                                       1,412,003           438,760
                                                                                -------------     -------------

Cumulative effect of change in accounting for goodwill (Note 7)                           -            (152,797)
                                                                                -------------     -------------

NET MARGINS                                                                     $   1,412,003     $     285,963
                                                                                =============     =============


See accompanying summary of accounting policies and notes to consolidated financial statements.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EQUITIES
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                                            Patronage         Retained           Other
                                                    Memberships              Capital          Earnings          Equities
                                                    -----------            -----------      ------------      ------------

BALANCE, at December 31, 2001                       $      281,685       $   16,084,569     $   (2,387,272)   $   (616,665)


    Membership fees cancelled                              (16,110)                 -                  -               -
    Prior year's accumulated earnings
     of subsidiaries previously recognized by
     Tri-County, eliminated in consolidation                   -                    -             (193,146)            -
    Net margins                                                -                365,994            (80,031)            -
    Dividends paid                                             -                    -               (6,832)            -
                                                    --------------       --------------     --------------    ------------

BALANCE, at December 31, 2002                              265,575           16,450,563         (2,667,281)       (616,665)


    Membership fees cancelled                              (16,470)                 -                  -               -
    Net margins                                                -              1,247,313            164,690             -
    Non-operating margins applied against
      prior year accumulated losses                                            (539,870)                           539,870
    Retirement of patronage capital                            -                 (4,395)               -               -
    Gain on early retirement of patronage
         capital                                               -                    -                  -             4,280
    Purchase of preferred stock                                -                    -                  -            (8,500)
    Dividends paid                                             -                    -               (6,606)            -
                                                    --------------       --------------     --------------    ------------

BALANCE, at December 31, 2003                       $      249,105       $   17,153,611     $   (2,509,197)   $    (81,015)
                                                    ==============       ==============     ==============    ============


See accompanying summary of accounting policies and notes to consolidated financial statements.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 14)


                                                                                   Year ended December 31,
                                                                                 ---------------------------
                                                                                   2003               2002
                                                                                   ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net margins                                                                 $   1,412,003     $     438,760
                                                                                -------------     -------------

    Adjustments to reconcile net margins to net cash
    provided by operating activities:
        Depreciation and amortization                                               2,147,475         2,319,510
        G & T and other capital credits                                              (169,568)          (80,750)
        Increase in accumulated postretirement benefit obligations                     84,836            69,320
        Change in accumulated provision for storm damage                              250,000               -
        Change in deferred income taxes                                                73,656           130,319
        Gain on sale of assets                                                         (7,538)              -
        Loss on impairment of goodwill                                                    -             152,797
        Provision for losses on accounts receivable                                     4,288            (4,980)
        Change in operating assets and liabilities:
          Accounts receivable                                                        (638,038)         (126,232)
          Material and supplies                                                        28,848            28,558
          Current and accrued assets                                                 (182,867)         (156,451)
          Deferred charges                                                            (30,690)           (3,294)
          Accounts payable                                                            104,000          (410,251)
          Consumer deposits and prepayments                                             6,357            10,015
          Current and accrued liabilities                                             105,742           286,477
          Deferred credits                                                            (83,201)           51,145
          Accumulated postretirement benefit obligation                                 3,600           (14,660)
                                                                                -------------     -------------

                    Total adjustments                                               1,696,900         2,251,523
                                                                                -------------     -------------

                    Net cash provided by operating activities                       3,108,903         2,690,283
                                                                                -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Extension and replacement of plant                                             (3,318,024)       (2,888,088)
    Proceeds from sale of assets                                                       12,553               -
    Plant removal cost                                                               (207,958)         (236,641)
    Increase in invested funds                                                       (343,082)       (1,735,185)
    Investment in and loans to/from related companies                                 183,355           (87,552)
                                                                                -------------     -------------

                    Net cash used in investing activities                          (3,673,156)       (4,947,466)
                                                                                -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under line of credit agreement                      1,105,035          (295,000)
    Advances from RUS and CFC                                                       1,531,551         7,333,701
    Reduction of long-term debt:
        RUS                                                                           (56,879)         (611,751)
        CFC                                                                        (1,440,984)       (4,121,492)
        Other                                                                          (5,279)           (4,888)
    Membership fees                                                                   (16,470)          (16,110)
    Retirement of capital credits and dividends paid                                   (6,721)           (6,832)
    Purchase of preferred stock                                                        (8,500)              -
                                                                                -------------     -------------

                    Net cash provided by financing activities                       1,101,753         2,277,628
                                                                                -------------     -------------

NET INCREASE IN CASH                                                                  537,500            20,445

CASH, at beginning of year                                                          1,447,837         1,427,392
                                                                                -------------     -------------

CASH, at end of year                                                            $   1,985,337     $   1,447,837
                                                                                =============     =============


See accompanying summary of accounting policies and notes to consolidated financial statements.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES

================================================================================

BUSINESS

       Tri-County Rural Electric Cooperative, Inc.
       -------------------------------------------

       Tri-County Rural Electric Cooperative, Inc. is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Financing assistance is provided by the U.S. Department of Agriculture, Rural Utilities Service (RUS) and, therefore, Tri-County is subject to certain rules and regulations imposed on rural electric borrowers. Tri-County is a distribution cooperative, providing electricity to its owner/members in northeastern Pennsylvania. Credit is granted for sales made.

       Tri-County maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts as modified and adopted by RUS.

       In the normal course of business, Tri-County Rural Electric Cooperative, Inc. is a party to financial instruments with off-balance sheet credit risk. These financial instruments include cash accounts in commercial banks located principally in or near Tioga County, Pennsylvania, and investments in associated organizations. The cash balances are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The investments in associated organizations are unsecured.

       Tri-County is committed to purchase substantially all of its electric power and energy requirements from a generation and transmission cooperative of which it is a member. Should this generation and transmission cooperative be unable to meet Tri-County's needs, management feels that other suppliers could meet these needs at comparable terms.

       Wilderness Area Utilities, Inc.
       -------------------------------

       Wilderness Area Utilities, Inc. is a for profit corporation formed for the purpose of acquiring and holding substantially all of the outstanding common stock of the Wellsboro Electric Company. It is wholly owned by Tri-County.

       Wellsboro Electric Company
       --------------------------

       Wellsboro  Electric  Company  is  an  investor  owned  utility  providing electric service to areas in and around Wellsboro, Pennsylvania. Wilderness Area Utilities, Inc. owns all of the outstanding common stock of Wellsboro Electric.

       Wellsboro maintains its accounting records in accordance with the Federal Energy Regulatory Commission's chart of accounts and is regulated by the Pennsylvania Public Utility Commission. Credit is granted for sales made.

PRINCIPLES OF CONSOLIDATION

       These financial statements include the accounts of Tri-County Rural Electric Cooperative, Inc. its subsidiary, Wilderness Area Utilities, Inc. and its subsidiary, Wellsboro Electric Company. All material intercompany accounts and transactions have been eliminated.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Continued)
================================================================================


ELECTRIC PLANT AND DEPRECIATION

       Electric plant is stated at cost, which includes payroll and payroll related costs, transportation costs, and overhead. Cost does not include interest on funds used during construction. Depreciation of electric plant is computed using group composite straight-line rates.

       When electric plant is retired, its cost, together with the cost of removal less salvage, if any, is charged to the accumulated provision for depreciation.


REVENUE RECOGNITION

       Generally, consumers are billed based on kilowatt hours of electricity used. Revenue is recognized based upon billings.


RATES

       The Board of Directors of Tri-County has full authority to establish electric rates for its members subject to approval by RUS.

       Rates for consumers served by Wellsboro Electric are established based upon rate filings approved by the Pennsylvania Public Utility Commission.


TAXES ON INCOME

       Tri-County Rural Electric Cooperative, Inc.
       -------------------------------------------

       The Cooperative is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the accompanying financial statements reflect no provision for taxes on margins earned by Tri-County.

       Wilderness Area Utilities, Inc.
       -------------------------------

       Wilderness  Area   Utilities,   Inc.  is  subject  to  both  Federal  and
       Pennsylvania corporate income taxes imposed on "C" Corporations.

       Deferred income taxes are provided on the difference in income determined for tax and financial reporting purposes.

       Wellsboro Electric Company
       --------------------------

       Wellsboro Electric Company is subject to both Federal and Pennsylvania corporate income taxes as well as Pennsylvania gross receipts taxes.

       Deferred income taxes are provided on the difference in income determined for tax and financial reporting purposes.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                         SUMMARY OF ACCOUNTING POLICIES
                                   (Concluded)
================================================================================


CASH AND CASH EQUIVALENTS

       For  purposes  of  the  statement  of  cash  flows,   all  highly  liquid
       investments with an original maturity of three months or less when purchased are considered to be cash equivalents.


UTILIZATION OF ESTIMATES

       Management of the organization uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.


ACCOUNTING FOR GOODWILL

       In July, 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets," which became effective January 1, 2002. The Statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized upon adoption of this standard, but instead be tested at least annually for impairment.

       As a result of the adoption of this statement, goodwill of $6,544,066 acquired in connection with the purchase of Wellsboro Electric ceased to amortized at January 1, 2002, resulting in the discontinuance of recognition of annual amortization of $218,135.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 1 - ASSETS PLEDGED

       Substantially all assets are pledged as security for the long-term debt to RUS and CFC.


NOTE 2 - ELECTRIC PLANT AND DEPRECIATION
       Listed below are the major classes of electric plant:

                                                     2003               2002
                                                -------------      -------------

       Distribution plant                       $  62,913,626      $  60,260,468
       Transmission plant                              88,865             88,865
       General plant                                7,351,087          7,429,618
                                                -------------      -------------
       Electric plant in service                   70,353,578         67,778,951
       Construction work in progress                  904,133            605,070
                                                -------------      -------------

                                                $  71,257,711      $  68,384,021
                                                =============      =============

       Provision has been made for depreciation of Tri-County's distribution plant at a straight-line composite rate of 2.76% and for depreciation of Tri-County's transmission plant at a straight-line composite rate of 2.75% per annum.

       General plant depreciation rates for Tri-County's general plant have been applied on a straight-line basis as follows:

       Structures                                      2.5%
       Transportation equipment                      14.39%
       Tools and work equipment                 5.0 - 13.5%
       Other equipment                         5.0 - 14.39%

       The electric plant of Wilderness Area Utilities and Wellsboro Electric is being depreciated over the estimated lives of the individual assets by the straight-line method for financial reporting and by accelerated methods for income tax purposes.

       Depreciation expense totaled $2,326,036 and $2,302,427 for 2003 and 2002, respectively.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 3 - INVESTMENTS IN AND ADVANCES TO ASSOCIATED ORGANIZATIONS
       Investments in associated organizations, carried at stated value, consist of the following:


                                                                                            2003                   2002
                                                                                       --------------        --------------

       Patronage capital credits:
           Allegheny Electric Cooperative, Inc.                                        $    2,190,957        $    2,190,957
           National Rural Utilities Cooperative Finance Corporation                           407,328               377,675
           United Utility Supply Cooperative                                                   94,298                94,298
           Touchstone Energy                                                                      226                   226
           National Information Solutions Cooperative                                          54,235                48,280
                                                                                       --------------        --------------

                                                                                            2,747,044             2,711,436
                                                                                       --------------        --------------

       Capital term certificates of the National Rural
         Utilities Cooperative Finance Corporation:
           5% certificates                                                                    664,475               664,475
           3% certificates                                                                    172,750               172,750
           0% certificates                                                                  1,154,403             1,029,436
                                                                                       --------------        --------------

                                                                                            1,991,628             1,866,661
                                                                                       --------------        --------------

       Other:
          C&T Enterprises, Inc.                                                             3,669,538             3,176,784
          Federated Insurance stock                                                            81,729                75,721
          New Century Enterprises stock                                                        27,500                27,500
          Waste Water Project                                                                   8,300                 8,300
          Memberships                                                                           6,313                 3,000
                                                                                       --------------        --------------

                                                                                            3,793,380             3,291,305
                                                                                       --------------        --------------

                                                                                         $  8,532,052          $  7,869,402
                                                                                       ==============        ==============


NOTE 4 - INVESTMENT IN ECONOMIC DEVELOPMENT PROJECT

       During 1995, Tri-County received a $287,000 rural economic development loan from the Rural Utilities Service (RUS), pursuant to Section 313 of the Rural Electrification Act of 1936, as amended, and 7CFR Part 1703, Subpart B. The proceeds of this borrowing were lent to a local woodworking company.

       Generally, Section 313 of the Act provides zero interest loans and grants for the purpose of promoting rural economic development and rural job creation projects. The loans are to be repaid within ten years, with an option to defer the first payment for up to two years.

       Tri-County's loan calls for monthly payments of $2,990 to begin May 15, 1997 and continue monthly for eight years. The loan is secured by equipment and the personal guarantee of the stockholder of the woodworking company. Because the Company has not repaid the loan pursuant to the terms contained in the original agreement, an allowance for uncollectibility totaling approximately $118,000 has been provided at December 31, 2003. Despite this provision, the Cooperative is committed to vigorously pursuing the collection of the entire amount outstanding.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

       Cash and Cash Equivalents

       The carrying amount reported approximates fair value because of the short maturity of these financial instruments.

       Investments in Associated Organizations

       Fair values of investments in associated organizations are assumed to approximate carrying value due to the lack of a ready market.

       Rural Economic Development Notes Receivable and Payable

       The carrying amount of economic development notes receivable approximates fair value because they are substantially offset by economic development notes payable bearing similar terms.

       Long-Term Debt

       The carrying value of variable rate long-term debt approximates fair value because of the frequency at which the interest rate is reset.

       The carrying value of the fixed rate long-term debt approximates fair value despite the difference in rates because of the cost of complying with the additional regulations associated with obtaining and maintaining the debt.


NOTE 6 - DEFERRED CHARGES

       Deferred charges consist of the following:

                                                          2003          2002
                                                      -----------   ------------

       Prepayments and other                          $   274,083   $   243,537
       FAS106 transition obligation (Note 11)              44,008        48,008
       Deferred taxes (Note 13)                            75,300        87,000
                                                      -----------   ------------

                                                      $   393,391   $   378,545
                                                      ===========   ============


NOTE 7 - IMPAIRMENT OF INTANGIBLE ASSETS


       As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, Tri-County annually assesses its goodwill to determine if any adverse conditions exist that would indicate impairment. As a result of this assessment, impairment losses of $0 and $152,797 were recognized for 2003 and 2002, respectively.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 8 - PATRONAGE CAPITAL

       Patronage capital consists of:

                                                          2003          2002
                                                      -----------   ------------

       Margins for the year                           $ 1,247,313   $   365,994
       Non-operating margins used to offset
         prior year losses                                539,870           -
                                                      -----------   ------------

       Margins assignable                                 707,443       365,994
       Assigned                                        20,013,541    19,647,547
                                                      -----------   ------------
                                                       20,720,984    20,013,541
       Less retirements to date                         3,567,373     3,562,978
                                                      -----------   ------------

                                                      $17,153,611   $16,450,563
                                                      ===========   ============

       Under the provisions of the Mortgage Agreement with RUS, until the equities equal or exceed 30% of the total assets of the Cooperative, the return to patrons of capital contributed is limited to 25% of the patronage capital or margins received by the Cooperative in the prior calendar year. The equities of the Cooperative exclusive of any equities attributable to subsidiaries represent 26.6% and 27.1% of the total assets of the Cooperative exclusive of any assets attributable to subsidiaries at December 31, 2003 and 2002, respectively. Patronage capital totaling $4,395 was retired in 2003.

       The Cooperative incurred a loss of $942,822 in 2001. This loss has been included in other equities because it is not allocable to Tri-County's members. Non-operating margins will not be allocated to members until such time as this loss has been offset.


NOTE 9 - OTHER EQUITIES

       Other equities consist of the following:

                                                          2003          2002
                                                      -----------   ------------


       Operating margins prior to 1948                $   57,272    $    57,272
       Nonoperating margins prior to 1964                 95,224         95,224
       Net loss from 2001                               (942,822)      (942,822)
       Non-operating margins from 2001 applied
          against 2001 loss                              539,870            -
       Gain on retirement of capital credits               7,140          2,861
                                                      -----------   ------------
                                                        (243,315)      (787,465)

       Wellsboro Electric Company preferred stock,
         4% cumulative, $100 par - shares authorized
         2000, outstanding 1,623                         162,300        170,800
                                                      -----------   ------------

                                                      $  (81,015)   $  (616,665)
                                                      ===========   ============

       Dividends totaling $6,606 and $6,832 were paid on the 4% cumulative preferred stock during 2003 and 2002, respectively.

                                      -15-
                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT
       Long-term debt consists of mortgage notes payable to the United States of America Rural Utilities Service (RUS) and the National Rural Utilities Cooperative Finance Corporation (CFC) and notes payable to the National Rural Electric Cooperative Association (NRECA). Following is a summary of long-term debt as of December 31, 2003 and 2002:




                                                                                           2003                    2002
                                                                                       --------------        --------------

       RUS:
           5% notes, payable $20,733 monthly, including
             interest, maturing at various dates through 2033,
             refinanced with CFC in 2003                                               $          -          $    4,013,291
         0% economic development loan, payable $2,990
             monthly, maturing in 2005                                                         47,833                83,708
                                                                                       --------------        --------------
                                                                                               47,833             4,096,999
         Less current maturities                                                               35,875                84,934
                                                                                       --------------        --------------
                                                                                       $       11,958        $    4,012,065
                                                                                       ==============        ==============
       CFC:
         Lines of credit, payable interest only,
             through 2005                                                              $    3,190,491        $    1,880,456
         7% notes, payable $6,490 quarterly, including
             interest, maturing at various dates through 2008                                  99,751               117,926
         2.55% note, payable $95,137 quarterly, including
             interest, through 2013                                                         7,234,400             2,001,528
         6.15% notes, payable $97,022 quarterly, including
           interest, through 2027                                                           3,748,462             3,900,146
         Intermediate term variable rate note, payable interest
             only through 2005, then due in full                                            3,404,640             3,860,875
         Variable rate notes, payable $228,585 quarterly,
             including interest,  maturing at various dates
             through 2033.  $11,481,102 of Wilderness debt
             refinanced through C&T Enterprises in November 2003                           24,357,796            36,362,824
                                                                                       --------------        --------------
                                                                                           42,035,540            48,123,755
                   Less current maturities                                                  1,048,817               786,347
                                                                                       --------------        --------------
                                                                                       $   40,986,723        $   47,337,408
                                                                                       ==============        ==============
       NRECA (Note 11):
           8% note, payable $10,128 annually, including interest
               for 30 years.  18 annual payments remain.                               $      102,508        $      105,042
           8% note, payable $8,767 annually, including interest
               for 30 years. 22 annual payments remain.                                        96,579                98,192
           8% note, payable $4,190 annually, including interest
               for 30 years. 17 annual payments remain.                                        41,272                42,405
                                                                                       --------------        --------------
                                                                                              240,359               245,639
         Less current maturities                                                                4,400                 4,250
                                                                                       --------------        --------------
                                                                                       $      235,959        $      241,389
                                                                                       ==============        ==============

       C&T ENTERPRISES (Note 16):
           Variable rate note,  payable  interest only through
               September  2005, then $137,415 quarterly, including
                Interest, through 2038.                                                $   11,481,102        $          -
                                                                                       ==============        ==============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 10 - LONG-TERM DEBT (Continued)

       The aggregate amounts of long-term debt maturing in each of the next five years are as follows:

                                C&T
                             Enterprises      RUS           CFC         NRECA
                             -----------   ---------    ----------    ---------
                                  $            $             $            $
            2004                  -          35,875      1,048,819      4,400
            2005                 41,428      11,958      4,501,428      4,550
            2006                169,528        -         1,171,371      4,700
            2007                175,801        -         1,032,516      4,850
            2008                182,306        -           878,376      5,000

       Lines of credit available and outstanding at December 31, 2003 are as follows:

                                                      AVAILABLE     OUTSTANDING
                                                     ------------   ------------

                  Tri-County                         $  4,900,000   $  3,190,491
                  Wilderness                                -              -
                  Wellsboro Electric                    1,000,000        200,000
                                                     ------------   ------------
                  Total                              $  5,900,000   $  3,390,491
                                                     ============   ============


       Restrictions are imposed under the line of credit agreements including, among other things, maintenance of ratio requirements under existing long-term debt arrangements and limitations of total short-term indebtedness. The lines of credit available to Tri-County aren't due within the next year, therefore, they have been classified as long-term debt. The line of credit available to Wilderness expires in 2003 and has been classified as current. C&T Enterprises provides Wellsboro with its line of credit.

       Unadvanced portions of existing loan commitments were as follows at December 31, 2003:

                                                                        CFC
                                                         CFC        INTERMEDIATE
                                                      LONG-TERM         TERM
                                                     ------------   -----------
                  Tri-County                         $  8,468,449   $    35,819
                  Wilderness                                -              -
                  Wellsboro Electric                        -              -
                                                     ------------   -----------

                  Total                              $  8,468,449   $    35,819
                                                     ============   ===========

       Tri-County is required by mortgage covenants to maintain certain levels of interest coverage and annual debt service coverage. Tri-County is in compliance with such requirements at December 31, 2003 and 2002.

       A portion of Tri-County's long-term debt with CFC and all of Wilderness' debt with C&T is at variable interest rates and is therefore subject to various market and interest rate fluctuations.

       During 2003, the $4.1 million of RUS long-term mortgage notes remaining on Tri-County's books at December 31, 2002 were replaced with a comparable amount of CFC long-term mortgage notes. During 2002, Tri-County replaced approximately $20.6 million of RUS long-term mortgage notes with a comparable amount of CFC long-term mortgage notes.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

       Substantially all union employees of Tri-County participate in the National Rural Electric Cooperative Association (NRECA) Retirement & Security Program, a defined benefit multi-employer pension plan qualified under Section 401 and tax exempt under Section 501(a) of the Internal Revenue Code. The Cooperative makes annual contributions to the Program equal to the amounts accrued for pension expense except for the period when a moratorium on contributions is in effect.

       In this multi-employer plan, which is available to all member cooperatives of NRECA, the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The total pension expense for 2003 and 2002 was $191,818 and $175,065, respectively, for Tri-County.

       In addition, Tri-County has assumed total past service liabilities of $174,070 by upgrading benefits at an annual cost of $14,317 including interest at 8%, over a 30-year amortization schedule. The Cooperative has assumed additional past service liabilities of $22,930 by upgrading benefits. This amount is to be paid in five annual installments.

       During 1995, Tri-County offered an early retirement incentive to employees who had achieved a specified age and length of service. A part of the incentive was the elimination of any decrease in pension distributions because of early retirement. To accomplish this, Tri-County assumed a future service liability of $106,587, which will be repaid at an annual cost of $8,767, including interest at 8%, over a 30 year amortization schedule. During 1998, Tri-County once again assumed a future service liability of $225,358 as a result of an early retirement incentive.

       Tri-County also maintains a 401(k) plan for all qualified employees, and matches a portion of employee contributions. During 2003 and 2002, Tri-County contributions to this plan totaled $55,195 and $54,595, respectively.

       Wellsboro Electric sponsors a defined contribution pension plan covering substantially all of its eligible full time union employees. Employees become fully vested after 7 years of service. Contributions are discretionary and are limited to 15% of eligible compensation. Pension expense for this plan totalled $6,292 and $5,131 for 2003 and 2002, respectively.

       In addition the Company sponsors a profit sharing plan covering all of its eligible full time employees. Employees become fully vested after 7 years of service. Contributions are discretionary and are allocated based upon eligible compensation Contributions to this plan totaled $15,000 for both 2003 and 2002.

       As discussed more fully in Note 16, both Tri-County and Wellsboro purchase all non-union employee services from C&T Enterprises, Inc. The pension benefits for these employees are the responsibility of C&T and are built into the cost charged for their services.

       Postretirement medical benefits are provided to retirees and retirees' eligible dependents for both companies. Generally, the companies pay for 100% of the premiums for this coverage from age 62 through 64. Both companies have also agreed to assume responsibility for the postretirement medical benefits to be provided to the non-union employees whose services have been purchased from C&T Enterprises.

       The accounting for these postretirement benefits is addressed in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions". This Standard requires the accrual method of accounting for postretirement health care and life insurance benefits based upon actuarially determined costs to be recognized over the period the employee provides service. These benefits had previously been recognized as expenses when paid.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 11 - PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (Concluded)



Upon adoption of this standard by Wellsboro, previously unrecognized service costs of $160,024 were deferred pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" and were to be amortized and recovered out of future rates over 20 years. $44,008 remains unamortized at December 31, 2003.

       The funded status and components of net periodic benefit costs for the postretirement benefit plans currently in effect are as follows at December 31, 2003:



                                                                      Tri-County                       Wellsboro
                                                                      ----------                       ---------
                                                                Union           Allocation        Union        Allocation
                                                              Employees         from C&T        Employees      from C&T
                                                              -------------     -----------       ----------   ---------

       Benefit obligation and funded status                   $     190,850     $   432,400       $  190,850   $ 104,900
                                                              =============     ===========       ==========   =========
       Accrued benefit cost                                   $       1,985     $   268,500       $   54,103   $  65,000
                                                              =============     ===========       ==========   =========


       For measurement purposes, health care costs were projected to increase by 14% in 2003, with the annual increase decreasing gradually to 6.5% by 2012 and thereafter. A discount rate of 6.75% was used for each entity.


NOTE 12 - DEFERRED CREDITS

       Deferred credits consist of the following:

                                                            2003        2002
                                                         ---------   ---------
       Deferred income taxes (Note 13)                   $ 686,219   $ 615,792
       Consumer energy prepayments                          65,796      46,667
       Other                                                  -        102,330
                                                         ---------   ---------
                                                         $ 752,015   $ 764,789
                                                         =========   =========

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 13 - TAXES ON INCOME

       Provision for federal and state taxes in the consolidated statements of revenue are made up of the following components:


                                                         2003          2002
                                                     ------------   -----------
       Current:
          Federal                                    $     43,771   $    78,420
          State                                             1,420           198
                                                     ------------   -----------

                                                           45,191        78,618
                                                     ------------   -----------
       Deferred:
          Federal                                          46,014       117,885
          State                                            27,642        12,434
                                                     ------------   -----------

                                                           73,656       130,319
                                                     ------------   -----------

       Total taxes on income                         $    118,847   $   208,937
                                                     ============   ===========

       The effective tax rate on income before taxes is different than the federal statutory rate. The reasons for this were the surtax exemption, state taxes and permanent and timing differences. Deferred tax liabilities result from timing differences in the recognition of revenue and expense, primarily depreciation.

       At December 31, 2003, Wilderness and Wellsboro have remaining approximately $2.0 million in net operating losses available to be carried forward to offset against future years' consolidated taxable income. These carry forwards expire in 2022. At December 31, 2003, a valuation allowance of approximately $116,000 was set up to provide for that portion of the deferred tax asset not expected to be realized in future years.


NOTE 14 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

       The following cash payments were made for the years ended December 31, 2003 and 2002:

                                                         2003           2002
                                                     ------------   ------------

       Interest                                      $  2,291,503   $  2,189,628
                                                     ============   ============
       Income taxes                                  $        -     $        -
                                                     ============   ============

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
================================================================================


NOTE 15 - COMMITMENTS

       Wholesale Power Agreements -

       Under its wholesale power agreement, Tri-County is committed to purchase its electric power and energy requirements from Allegheny Electric Cooperative, Inc. The rates paid for such purchases are subject to periodic review.

       Wellsboro entered into a five-year electric power sales agreement with an energy supplier. The agreement, which is effective from January 1, 2003 through December 31, 2007, will provide Wellsboro with firm electric capacity and associated energy supply throughout the term of the agreement.

       Retail Wheeling Legislation -

       On December 3, 1996, Pennsylvania's "Electricity Generation Customer Choice and Competition Act" was signed into law. Beginning in 1999, this Act enabled the Cooperative's member consumers to choose the power supplier from which they buy electricity. The effects of this Act on the Cooperative and its subsidiaries remain undeterminable.

       Power Supply Billing Dispute -

       Wellsboro Electric is in a billing dispute with its wholesale electric supplier with respect to approximately $475,000 of congestion charges from prior years which the supplier asserts are due it. Management believes that this assertion is in error and that they are not contractually obligated to pay these charges. Accordingly, no provision has been made in the accompanying financial statements for any losses which may result from this dispute.

       Disaster Relief -

       The Cooperative received Federal disaster relief as a result of a major storm in its service territory during 2003. This aid is subject to financial and compliance audits by the grantor agencies of the Federal government. Disallowances, if any, as a result of these audits may become liabilities of the Cooperative. Management believes that no material disallowances will result from audits by grantor agencies.


NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.

       C&T Enterprises, Inc. was formed by Claverack Rural Electric Cooperative, Inc. and Tri-County in February 1999 to purchase the common stock of Citizens Electric Company. In November 2002, C&T acquired the assets of Valley Cities Gas through its subsidiary Valley Energy for approximately $16.3 million. Under the terms of the asset purchase agreement, Valley Energy may be required to make additional payments to the seller totaling a maximum of $3 million if certain rate relief is successfully obtained from Valley Energy's regulators.

       Tri-County has guaranteed approximately $12 million of C&T's debt at December 31, 2003.

                   TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Concluded)
================================================================================


NOTE 16 - RELATIONSHIP WITH C&T ENTERPRISES, INC.  (Continued)

       Effective January 1, 2003, Tri-County and Wellsboro entered into a three-year management contract with C&T Enterprises, Inc. (C&T). Under the terms of the contract, the Companies are to receive management, communication, marketing, engineering, operational and other essential business services from C&T. All non-union employees of Tri-County and Wellsboro remain employees of C&T.

       Generally, the contract calls for each Company to reimburse C&T, on a monthly basis, for the full cost of all employees used, plus an administrative charge. The total charges recognized during 2003 pursuant to this contract totaled approximately $1,675,000 for Tri-County and $661,000 for Wellsboro.

       During 2003, C&T began an organizational restructuring plan designed to bring all of the subsidiaries of Claverack and Tri-County under the ownership and control of C&T. In accordance with this plan, Claverack contributed the outstanding common stock of Susquehanna Energy, Inc. to C&T on January 1, 2003.

       Tri-County has committed to contribute the outstanding common stock of Wilderness Area Utilities, Inc. to C&T, but has yet to do so because it has not yet received the necessary approvals from the Public Utility Commission and the Securities and Exchange Commission. It is expected that the transfer will occur upon receipt of approval from each of these regulatory entities.

       In anticipation of this, all of Wilderness Area Utilities' outstanding long-term debt to CFC was refinanced by C&T during 2003. As a part of this refinancing, the capital term certificates held by Wilderness will be used to reduce its outstanding indebtedness in 2004.

       As discussed in Note 10, C & T provides a $1,000,000 line of credit to Wellsboro.

                              INDEPENDENT AUDITORS'
                         REPORT ON SUPPLEMENTAL MATERIAL
                         -------------------------------


       Our audits of the basic consolidated financial statements included in the preceding section of this report were performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion and the opinion of other auditors, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.





                                      Certified Public Accountants


February 18, 2004

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2003




                                                        Tri-County Rural Wilderness
                                                           Electric,        Area       Wellsboro      Eliminations
                                                         Cooperative,    Utilities,     Electric          and         Consolidated
                                                             Inc.           Inc.        Company        Adjustments       Total
                                                         ------------  ------------     -------        -----------       -----

                                   ASSETS
                                   ------

ELECTRIC PLANT:
 In service - at cost                                    $ 60,168,131  $    395,754   $  9,789,693    $        -      $ 70,353,578
 Construction work in progress                                843,437           -           60,696             -           904,133
                                                         ------------  ------------   ------------    ------------    ------------
                                                           61,011,568       395,754      9,850,389             -        71,257,711
 Less accumulated provisions for depreciation              16,408,880       351,333      3,507,357             -        20,267,570
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL ELECTRIC PLANT                      44,602,688        44,421      6,343,032             -        50,990,141
                                                         ------------  ------------   ------------    ------------    ------------

OTHER ASSETS AND INVESTMENTS:
 Investments in associated organizations                    7,234,756     1,098,296         49,000             -         8,382,052
 Investments in and amounts due from related companies      3,568,258    12,192,501            -       (15,610,759)        150,000
 Investment in economic development project                   118,177           -              -               -           118,177
 Non-utility property, net of accumulated depreciation         37,998           -          369,887             -           407,885
 Excess of cost of subsidiary acquired over fair value
   of net assets at date of acquisition, net of
   accumulated amortization                                       -             -              -         4,864,324       4,864,324
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL OTHER ASSETS AND INVESTMENTS        10,959,189    13,290,797        418,887     (10,746,435)     13,922,438
                                                         ------------  ------------   ------------    ------------    ------------

CURRENT ASSETS:
 Cash - general funds                                       1,814,935        93,183         77,219             -         1,985,337
 Accounts receivable                                        2,148,369           -          758,123             -         2,906,492
 Materials and supplies (at average cost)                     496,008           -          178,165             -           674,173
 Other current and accrued assets                           1,683,752        65,747        476,024           7,674       2,233,197
                                                         ------------  ------------   ------------    ------------    ------------
                 TOTAL CURRENT ASSETS                       6,143,064       158,930      1,489,531           7,674       7,799,199
                                                         ------------  ------------   ------------    ------------    ------------

DEFERRED CHARGES                                              258,125        75,300         59,966             -           393,391
                                                         ------------  ------------   ------------    ------------    ------------
                                                         $ 61,963,066  $ 13,569,448   $  8,311,416    $(10,738,761)   $ 73,105,169

                         EQUITIES AND LIABILITIES
                         ------------------------
EQUITIES:
 Memberships                                             $    249,105  $        -     $        -      $        -      $    249,105
 Patronage capital                                         17,153,611           -              -                        17,153,611
 Retained (deficit) earnings                                      -      (1,858,923)     1,471,490      (2,121,764)     (2,509,197)
 Other equities                                              (243,315)          -            3,050         159,250         (81,015)
 Common stock                                                     -             500        112,300        (112,800)            -
 Additional paid-in capital                                       -       1,964,041            -        (1,964,041)            -
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL EQUITIES                            17,159,401       105,618      1,586,840      (4,039,355)     14,812,504
                                                         ------------  ------------   ------------    ------------    ------------

LONG-TERM DEBT:
 RUS mortgage notes, less current maturities                   11,958           -              -               -            11,958
 CFC mortgage notes, less current maturities               40,986,723           -              -               -        40,986,723
 Related party mortgage notes, less current maturities            -      11,481,102            -               -        11,481,102
 Other                                                        235,959           -              -               -           235,959
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL LONG-TERM DEBT                      41,234,640    11,481,102            -               -        52,715,742
                                                         ------------  ------------   ------------    ------------    ------------

NON-CURRENT LIABILITIES:
 Accumulated postretirement benefit obligations               439,586           -           68,184             -           507,770
 Accumulated provision for storm damage                       250,000           -              -               -           250,000
 Amounts due to related companies                                 -       1,950,238      4,858,915      (6,609,153)        200,000
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL NON-CURRENT LIABILITIES                689,586     1,950,238      4,927,099      (6,609,153)        957,770
                                                         ------------  ------------   ------------    ------------    ------------

CURRENT LIABILITIES:
 Current maturities of long-term debt                       1,089,092           -              -               -         1,089,092
 Accounts payable:
     Purchased power                                          850,489           -          499,892             -         1,350,381
     Other                                                    437,290         1,442        289,080         (76,856)        650,956
 Consumer deposits and prepayments                            111,415           -           12,065             -           123,480
 Other current and accrued liabilities                        325,357        31,048        310,221         (13,397)        653,229
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL CURRENT LIABILITIES                  2,813,643        32,490      1,111,258         (90,253)      3,867,138
                                                         ------------  ------------   ------------    ------------    ------------

                 TOTAL LIABILITIES                         44,737,869    13,463,830      6,038,357      (6,699,406)     57,540,650
                                                         ------------  ------------   ------------    ------------    ------------

DEFERRED CREDITS                                               65,796           -          686,219             -           752,015
                                                         ------------  ------------   ------------    ------------    ------------

                                                         $ 61,963,066  $ 13,569,448   $  8,311,416    $(10,738,761)   $ 73,105,169


See accompanying auditors' report on supplemental material.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                       CONSOLIDATING STATEMENT OF REVENUE
                          YEAR ENDED DECEMBER 31, 2003




                                                        Tri-County Rural Wilderness
                                                           Electric,        Area        Wellsboro      Eliminations
                                                         Cooperative,    Utilities,      Electric          and         Consolidated
                                                             Inc.           Inc.         Company        Adjustments       Total
                                                         ------------  ------------      -------        -----------       -----


OPERATING REVENUES                                       $ 20,831,681  $    149,801    $  9,006,303    $   (149,760)   $ 29,838,025
                                                         ------------  ------------    ------------    ------------    ------------

OPERATING EXPENSES:
 Cost of power                                              9,862,465           -         5,648,332             -        15,510,797
 Transmission expense                                           3,847           -               -               -             3,847
 Distribution - operations                                  1,108,010           -           147,204          (4,500)      1,250,714
 Distribution - maintenance                                 3,192,650           -           505,214        (149,760)      3,548,104
 Consumer accounts                                            866,176           -           408,050             -         1,274,226
 Sales                                                        295,599           -             5,261             -           300,860
 Administrative and general                                 1,448,820        33,860         818,557             -         2,301,237
 Depreciation                                               1,646,353        23,263         465,490             -         2,135,106
 Taxes                                                          7,479           -           575,248             -           582,727
 Interest - other                                              95,314        77,014             -               -           172,328
                                                         ------------  ------------    ------------    ------------    ------------

          Total                                            18,526,713       134,137       8,573,356        (154,260)     27,079,946
                                                         ------------  ------------    ------------    ------------    ------------

          Operating margin before fixed charges             2,304,968        15,664         432,947           4,500       2,758,079

FIXED CHARGES -
 Interest on long-term debt                                 1,597,525       441,519         258,242        (244,647)      2,052,639
                                                         ------------  ------------    ------------    ------------    ------------

          Operating margin (loss) after fixed charges         707,443      (425,855)        174,705         249,147         705,440

G & T AND OTHER CAPITAL CREDITS                               129,046        40,522             -               -           169,568
                                                         ------------  ------------    ------------    ------------    ------------

          Net operating margin (loss)                         836,489      (385,333)        174,705         249,147         875,008
                                                         ------------  ------------    ------------    ------------    ------------

NONOPERATING MARGINS:
 Interest income                                               55,775       244,647           3,868        (244,647)         59,643
 Other nonoperating income                                     16,600         7,538          75,724          (4,500)         95,362
 Equity in earnings of subsidiary                             338,449           -               -           162,388         500,837
                                                         ------------  ------------    ------------    ------------    ------------

          Total nonoperating (loss) margin                    410,824       252,185          79,592         (86,759)        655,842
                                                         ------------  ------------    ------------    ------------    ------------

NET INCOME (LOSS), before taxes on income                   1,247,313      (133,148)        254,297         162,388       1,530,850

TAXES ON INCOME                                                   -         (29,240)        (89,607)            -          (118,847)
                                                         ------------  ------------    ------------    ------------    ------------

NET INCOME (LOSS)                                        $  1,247,313  $   (162,388)   $    164,690    $    162,388    $  1,412,003
                                                         ============  ============    ============    ============    ============


See accompanying auditors' report on supplemental material.

          TRI-COUNTY RURAL ELECTRIC COOPERATIVE, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2003




                                                          Tri-County
                                                             Rural      Wilderness
                                                           Electric,        Area        Wellsboro      Eliminations
                                                         Cooperative,    Utilities,      Electric          and         Consolidated
                                                             Inc.           Inc.         Company        Adjustments       Total
                                                         ------------  ------------      -------        -----------       -----

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                       $  1,247,313  $   (162,388)   $    164,690    $    162,388     $ 1,412,003
                                                         ------------  ------------    ------------    ------------    ------------

 Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
     Depreciation and amortization                          1,646,353        23,263         477,859             -         2,147,475
     G & T and other capital credits                         (129,046)      (40,522)            -               -          (169,568)
     Change in postretirement benefit obligations              84,836           -               -               -            84,836
     Change in deferred income taxes                              -          11,700          61,956                          73,656
     Gain on sale of assets                                       -          (7,538)            -               -            (7,538)
     Provision for storm damage                               250,000           -               -               -           250,000
     Provision for losses on accounts receivable                8,139           -            (3,851)            -             4,288
     Change in operating assets and liablities:
       Accounts receivable                                   (499,732)          -          (138,306)            -          (638,038)
       Material and supplies                                  (22,673)          -            51,521             -            28,848
       Current and accrued assets                            (223,226)      (40,293)        102,408         (21,756)       (182,867)
       Deferred charges                                       (25,872)          -            (4,818)            -           (30,690)
       Accounts payable                                        66,677       (21,193)        135,372         (76,856)        104,000
       Consumer deposits and prepayments                          967           -             5,390             -             6,357
       Current and accrued liabilities                        (64,012)       18,117         194,464         (42,827)        105,742
       Deferred credits                                        19,129           -          (102,330)            -           (83,201)
       Accumulated postretirement benefit obligations           3,600           -               -               -             3,600
                                                         ------------  ------------    ------------    ------------    ------------

           Total adjustments                                1,115,140       (56,466)        779,665        (141,439)      1,696,900
                                                         ------------  ------------    ------------    ------------    ------------

           Net cash provided by (used in)
             operating activities                           2,362,453      (218,854)        944,355          20,949       3,108,903
                                                         ------------  ------------    ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Extension and replacement of plant                        (2,719,771)          -          (598,253)            -        (3,318,024)
 Proceeds from sale of assets                                     -          12,553             -               -            12,553
 Plant removal cost                                          (182,452)          -           (25,506)            -          (207,958)
 (Increase) decrease in invested funds                       (388,495)       45,413             -               -          (343,082)
 Investment in and loans to/from related companies             19,304       463,878        (278,878)        (20,949)        183,355
                                                         ------------  ------------    ------------    ------------    ------------

            Net cash (used in) provided by
              investing activities                         (3,271,414)      521,844        (902,637)        (20,949)     (3,673,156)
                                                         ------------  ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings (repayments) under line of
   credit agreement                                         1,310,035      (205,000)            -               -         1,105,035
 Advances from RUS and CFC                                  1,531,551           -               -               -         1,531,551
 Reduction of long-term debt:
     RUS                                                      (56,879)          -               -               -           (56,879)
     CFC                                                   (1,206,851)     (234,133)            -               -        (1,440,984)
     Other                                                     (5,279)          -               -               -            (5,279)
 Membership fees                                              (16,470)          -               -               -           (16,470)
 Retirement of capital credits                                   (115)          -               -               -              (115)
 Purchase of preferred stock                                      -             -            (8,500)            -            (8,500)
 Dividends paid                                                   -             -            (6,606)            -            (6,606)
                                                         ------------  ------------    ------------    ------------    ------------

            Net cash provided by (used in)
              financing activities                          1,555,992      (439,133)        (15,106)            -         1,101,753
                                                         ------------  ------------    ------------    ------------    ------------

NET CHANGE IN CASH                                            647,031      (136,143)         26,612             -           537,500

CASH, at beginning of year                                  1,167,904       229,326          50,607             -         1,447,837
                                                         ------------  ------------    ------------    ------------    ------------

CASH, at end of year                                     $  1,814,935  $     93,183    $     77,219    $        -      $  1,985,337
                                                         ============  ============    ============    ============    ============


See accompanying auditors' report on supplemental material.

                   CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

                                FINANCIAL REPORT


                                DECEMBER 31, 2003

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
TABLE OF CONTENTS







                                                                        PAGE NO.

FINANCIAL STATEMENTS:

     Independent Auditor's Report                                          1

     Balance Sheets                                                        2

     Statements of Operations                                              3

     Statements of Equities                                                4

     Statements of Cash Flows                                              5

     Notes to Financial Statements                                         7

[GRAPHIC OMITTED]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Claverack Rural Electric Cooperative, Inc.
Wysox, Pennsylvania


         We have audited the accompanying balance sheet of Claverack Rural Electric Cooperative, Inc. as of December 31, 2003, and the related statements of operations, equities and cash flows for the year then ended. We have also audited the consolidated balance sheet of Claverack Rural Electric Cooperative, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, equities and cash flows for the year then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Claverack Rural Electric Cooperative, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2002 financial statements present fairly, in all material respects, the financial position of Claverack Rural Electric Cooperative, Inc. and subsidiary, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Beard Miller Company LLP

Reading, Pennsylvania
February 11, 2004

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS



                                                                ASSETS

                                                                                           December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
PLANT
--------------------------------------------------------------------------------------------------------------------
     In service                                                                    $66,776,846          $67,946,083
     Accumulated depreciation                                                      (22,493,052)         (21,810,851)
                                                                               ----------------     ----------------

                                                                                    44,283,794           46,135,232

     Construction work in progress, at cost                                            331,529              405,719
                                                                               ----------------     ----------------

         Total Plant, Net                                                           44,615,323           46,540,951
                                                                               ----------------     ----------------

OTHER PROPERTY AND INVESTMENTS

     Nonutility property                                                                 8,369                8,369
     Investments in associated organizations                                         4,425,332            4,369,644
     Investment in affiliates                                                        5,844,993            3,441,826
     Due from related parties                                                                0               98,147
     Note receivable                                                                   557,750              546,875
                                                                               ----------------     ----------------

         Total Other Property and Investments                                       10,836,444            8,464,861
                                                                               ----------------     ----------------

CURRENT ASSETS

     Cash                                                                              492,339              807,215
     Accounts receivable, including unbilled revenue, less allowance for
         uncollectible accounts 2003 $42,826; 2002 $73,103                           3,410,075            3,860,906
     Inventories                                                                       417,006              741,068
     Other current and accrued assets                                                  553,389              613,853
     Current portion of note receivable                                                 24,000               93,750
                                                                               ----------------     ----------------

         Total Current Assets                                                        4,896,809            6,116,792
                                                                               ----------------     ----------------

         Total Assets                                                              $60,348,576          $61,122,604
                                                                               ================     ================


See notes to financial statements.
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------




                                                       EQUITIES AND LIABILITIES

                                                                                           December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
EQUITIES
--------------------------------------------------------------------------------------------------------------------
     Memberships                                                                  $    280,105         $    288,580
     Patronage capital                                                              18,986,964           17,056,154
     Other equities (deficit)                                                       (1,776,589)          (2,093,814)
                                                                               ----------------     ----------------

         Total Equities                                                             17,490,480           15,250,920
                                                                               ----------------     ----------------

OBLIGATION UNDER CAPITAL LEASE                                                               0              237,477
                                                                               ----------------     ----------------

LONG-TERM DEBT                                                                      36,246,543           37,567,727
                                                                               ----------------     ----------------

CURRENT LIABILITIES

     Notes payable                                                                   1,291,122            2,191,817
     Current maturities of long-term debt                                              969,196              854,025
     Current liabilities under capital lease                                                 0              113,848
     Accounts payable                                                                  379,731              555,909
     Due for purchased electricity                                                     959,176              987,209
     Accrued expenses and other current liabilities                                    804,388            1,070,643
     Consumer deposits and energy prepayments                                          289,574              275,495
                                                                               ----------------     ----------------

         Total Current Liabilities                                                   4,693,187            6,048,946
                                                                               ----------------     ----------------

DEFERRED CREDITS AND OTHER LIABILITIES

     Accumulated postretirement benefit obligation                                   1,841,970            1,781,423
     Other                                                                              76,396              236,111
                                                                               ----------------     ----------------

         Total Deferred Credits and Other Liabilities                                1,918,366            2,017,534
                                                                               ----------------     ----------------


         Total Equities and Liabilities                                            $60,348,576          $61,122,604
                                                                               ================     ================


--------------------------------------------------------------------------------------------------------------------
                                                     2                  Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS



                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
OPERATING REVENUES
     Electric                                                                      $21,821,526          $21,148,855
     Petroleum products and other lubricants                                                 0            6,746,326
                                                                               ----------------     ----------------

         Total Operating Revenues                                                   21,821,526           27,895,181
                                                                               ----------------     ----------------

OPERATING EXPENSES

     Power purchased                                                                10,329,530           10,247,366
     Cost of sales                                                                           0            5,401,514
     Depreciation and amortization                                                   2,005,808            2,319,163
     Other operating expenses                                                        6,143,944            6,989,956
                                                                               ----------------     ----------------

         Total Operating Expenses                                                   18,479,282           24,957,999
                                                                               ----------------     ----------------

         Operating Margins before Fixed Charges                                      3,342,244            2,937,182

FIXED CHARGES, INTEREST ON LONG-TERM DEBT                                            1,527,513            1,777,911
                                                                               ----------------     ----------------

         Operating Margins after Fixed Charges                                       1,814,731            1,159,271

G & T AND OTHER CAPITAL CREDITS                                                        147,368              172,722
                                                                               ----------------     ----------------

         Net Operating Margins                                                       1,962,099            1,331,993
                                                                               ----------------     ----------------

NONOPERATING MARGINS (LOSSES)

     Interest income                                                                    39,763               51,657
     Equity in earnings of affiliate exclusive of cumulative effect of change
         in accounting principle                                                       (40,374)              81,437
     Other nonoperating income                                                          41,906              104,467
                                                                               ----------------     ----------------

         Total Nonoperating Margins                                                     41,295              237,561
                                                                               ----------------     ----------------

         Net Margins before Equity in the Cumulative Effect of Change in             2,003,394            1,569,554
              Accounting Principle of Affiliate

EQUITY IN CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE OF AFFILIATE             261,444                    0
                                                                               ----------------     ----------------

         Net Margins                                                                $2,264,838         $  1,569,554
                                                                               ================     ================


See notes to financial statements.
--------------------------------------------------------------------------------------------------------------------
                                                     3                  Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF EQUITIES
Years Ended December 31, 2003 and 2002


                                                             Memberships        Patronage     Other Equities        Total
                                                                                 Capital         (Deficit)
                                                            ---------------- ---------------- ---------------- ----------------
BALANCE, DECEMBER 31, 2001 (CONSOLIDATED)                          $297,285      $14,288,701        ($890,245)     $13,695,741


     Membership refunds                                              (8,705)               0                0           (8,705)
     Net margins (loss)                                                   0        2,320,604         (751,050)       1,569,554
     Reallocation of nonoperating margins                                 0         (367,916)         367,916                0
     Retirement of capital credits                                        0           (6,491)             821           (5,670)
     Allocation of capital credits to members                             0          124,568         (124,568)               0
     Reclassification of prior net operating losses                       0          696,688         (696,688)               0
                                                            ---------------- ---------------- ---------------- ----------------


BALANCE, DECEMBER 31, 2002 (UNCONSOLIDATED)                         288,580       17,056,154       (2,093,814)      15,250,920


     Membership refunds                                              (8,475)               0                0           (8,475)
     Net margins                                                          0        1,962,099          302,739        2,264,838
     Retirement of capital credits                                        0          (31,289)          14,486          (16,803)
                                                            ---------------- ---------------- ---------------- ----------------


BALANCE - DECEMBER 31, 2003                                        $280,105      $18,986,964      ($1,776,589)     $17,490,480
                                                            ================ ================ ================ ================


See notes to financial statements.
-------------------------------------------------------------------------------------------------------------------------------
                                                                           4       Beard Miller Company LLP
                                                                                   Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS



                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)      (Consolidated)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net margins                                                                    $2,264,838           $1,569,554
     Adjustments to reconcile net margins to net cash
          provided by operating activities:
             Depreciation                                                            2,005,807            2,319,163
             Loss on sale and impairment of fixed assets                                     0               75,920
             Equity in earnings of affiliate                                          (221,070)             (81,437)
             G & T and other capital credits                                           (21,368)             (50,482)
             Provision for doubtful accounts                                            41,221               38,521
             (Increase) decrease in assets:
               Accounts receivable                                                    (126,563)            (251,163)
               Inventories                                                             (23,806)                (531)
               Other current and accrued assets                                         23,947              (76,728)
               Due to related parties                                                        0              (39,240)
             Increase (decrease) in liabilities:
               Accounts payable                                                        148,507               18,585
               Due for purchased electricity                                           (28,033)              51,580
               Accrued liabilities                                                     (53,464)              91,999
               Consumer deposits and energy prepayments                                 14,079               13,074
               Deferred credits and other liabilities                                   65,832              198,941
                                                                               ----------------     ----------------

              Net Cash Provided by Operating Activities                              4,089,927            3,877,756
                                                                               ----------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Principal received on note receivable                                              58,875               93,756
     Purchases of plant                                                             (2,157,859)          (2,359,934)
     Other changes in plant, net                                                        81,242               65,313
     Investments in associated organizations                                           (34,320)             (14,488)
     Investment in affiliates                                                                0           (1,637,014)
     Transfer of cash of Susquehanna Energy Plus, Inc.                                (453,020)                   0
     Net decrease in temporary investments                                                   0                  204
                                                                               ----------------     ----------------

              Net Cash Used in Investing Activities                                 (2,505,082)          (3,852,163)
                                                                               ----------------     ----------------


See notes to financial statements.
----------------------------------------------------------------------------------------------------------------------
                                                     5                    Beard Miller Company LLP
                                                                          Certified Public Accountants and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS (CONTINUED)



                                                                                     Years Ended December 31,
                                                                               -------------------------------------
                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)
CASH FLOWS FROM FINANCING ACTIVITIES
     Net repayments under lines of credit                                            ($900,695)         ($2,257,983)
     Proceeds from long-term borrowings                                                      0            3,431,877
     Principal payments on long-term debt                                             (973,748)            (529,815)
     Principal payments on capital lease obligation                                          0             (103,036)
     Membership refunds                                                                 (8,475)              (8,705)
     Retirement of capital credits                                                     (16,803)              (5,670)
                                                                               ----------------     ----------------

              Net Cash Provided by (Used in) Financing Activities                   (1,899,721)             526,668
                                                                               ----------------     ----------------

              Net Increase (Decrease) in Cash                                         (314,876)             552,261

CASH - BEGINNING                                                                       807,215              254,954
                                                                               ----------------     ----------------

CASH - ENDING                                                                       $  492,339           $  807,215
                                                                               ================     ================

SUPPLEMENTARY CASH FLOWS INFORMATION

     Interest paid                                                                  $1,512,001           $1,858,306
                                                                               ================     ================


See notes to financial statements.
----------------------------------------------------------------------------------------------------------------------
                                                     6                    Beard Miller Company LLP
                                                                          Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

              Claverack Rural Electric Cooperative, Inc. (Claverack) is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. Claverack is a distribution cooperative, providing electricity to its owners/members in northeastern Pennsylvania.

              Prior to January 1, 2003, the financial statements included the accounts of Claverack and its wholly-owned subsidiary, Susquehanna Energy Plus, Inc. (Susquehanna Energy). Susquehanna Energy is a for profit corporation which generates revenues from the sale of petroleum products, home heating and air conditioning systems, and lubricants in north central Pennsylvania and southern New York. All significant intercompany transactions were eliminated in consolidation.

              Effective January 1, 2003, the outstanding stock of Susquehanna Energy was transferred to Claverack's affiliate, C & T Enterprises, Inc., as part of an organizational restructuring plan.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

              Accounting System

                  Claverack maintains the accounting records in conformity with the uniform system of accounts as prescribed by the Federal Energy Regulatory Commission as modified and adopted by the RUS.

              Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Revenues

                  Claverack's revenues from its members are based on kilowatt hours of electricity used. Rates are established by the Cooperative's Board of Directors.

              Purchased Power

                  Claverack purchases power used by its members from the Allegheny Electric Cooperative under a wholesale contract expiring in December 2007.

              Inventories

                  All inventories are carried at the lower of cost or market value. Cost is determined using the first-in, first-out method.

--------------------------------------------------------------------------------
                                   7                Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Plant

                  Plant is carried at cost. Additions to plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

                  The depreciation is computed by the straight-line method. Depreciation charged to expense for 2003 and 2002 was $2,005,807 and $2,319,163, respectively. Depreciation charged to a clearing account for distribution to operating or plant accounts for 2003 and 2002 was $162,093 and $185,677, respectively.

                  Depreciation rates are as follows:

                      Claverack:
                           Transmission plant                             2.75 %
                           Distribution plant                             3.02 %
                           Structures and improvements           1.5  -   6.0  %
                           Transportation equipment              9.6  -  20.0  %
                           Tools and work equipment              6.0  -  20.0  %
                           Other equipment                       6.0  -  20.0  %

                      Susquehanna Energy:
                           Buildings and improvements            2.5  -  10.0  %
                           Equipment                                     10.0  %
                           Vehicles                             14.0  -  20.0  %
                           Office furniture and equipment       14.0  -  20.0  %

              Cash

                  The Company maintains its cash balances in checking accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

              Accounts Receivable

                  Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.


--------------------------------------------------------------------------------
                                   8                Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Accounts Receivable (Continued)

                  The Company assesses penalty charges on account balances outstanding greater than seventeen days. Accounts receivable that are ninety days or more past due and continuing to accrue interest totaled $118,000 and $94,000 at December 31, 2003 and 2002, respectively.

              Income Taxes

                  Claverack is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the statements of Claverack do not reflect any provision for taxes on income.

                  Susquehanna Energy is a C corporation and is subject to both Federal and Pennsylvania corporate income taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

                  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

              Other Equities

                  Claverack has established an unallocated equity account, Other Equities, for net losses sustained in prior years and non-operating margins not allocated to members. Future non-operating margins may be used at the Board of Directors' discretion to offset the accumulated losses recorded in other equities, for certain reserves, or to the extent not needed for such reserves or offsets be allocated to the members.

              Reclassifications

                  Certain items on the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation format. Such reclassifications had no impact on net margins.


--------------------------------------------------------------------------------
                                   9                Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PLANT

              Listed below are the major classes of plant as of December 31, 2003 and 2002:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)

                   Plant in-service:
                        Claverack:
                            Transmission plant                                   $     239,907        $     239,907
                            Distribution plant                                      60,683,639           58,967,512
                            General plant                                            5,853,300            5,793,718
                                                                               ----------------     ----------------

                                                                                    66,776,846           65,001,137
                        Susquehanna Energy                                                   0            2,944,946
                                                                               ----------------     ----------------

                                                                                    66,776,846           67,946,083
                   Accumulated depreciation                                        (22,493,052)         (21,810,851)
                                                                               ----------------     ----------------

                                                                                    44,283,794           46,135,232
                   Construction in progress                                            331,529              405,719
                                                                               ----------------     ----------------

                                                                                   $44,615,323          $46,540,951
                                                                               ================     ================

NOTE 4 - INVESTMENTS IN ASSOCIATED ORGANIZATIONS

              Investments in associated organizations, carried at stated value, consist of the following:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                                                               (Unconsolidated)     (Consolidated)

                   Patronage capital credits:
                        Allegheny Electric Cooperative, Inc.                        $2,626,260           $2,626,260
                        National Rural Utilities Cooperative Finance
                            Corporation (CFC)                                          349,696              321,379
                        United Utility Supply Cooperative                               75,357               75,357
                                                                               ----------------     ----------------

                                                                                     3,051,313            3,022,996
                                                                               ----------------     ----------------

                   Capital term certificates of the National Rural
                        Utilities Cooperative Finance Corporation:
                            5% certificates                                            703,065              703,065
                            3% certificates                                            117,800              117,800
                            0% certificates                                            466,801              449,520
                                                                               ----------------     ----------------

                                                                                     1,287,666            1,270,385
                                                                               ----------------     ----------------

                   Other                                                                86,353               76,263
                                                                               ----------------     ----------------

                                                                                    $4,425,332           $4,369,644
                                                                               ================     ================

--------------------------------------------------------------------------------------------------------------------
                                                         10                                 Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 4 - INVESTMENTS IN ASSOCIATED ORGANIZATIONS (CONTINUED)

              Claverack is required to maintain the investment in the Capital Term Certificates pursuant to its loan agreement with CFC.


NOTE 5 - INVESTMENT IN AFFILIATES

              Investment in C & T Enterprises, Inc.

                  Claverack is accounting for its investment in C & T Enterprises, Inc. (C & T), a 50%-owned affiliate, by the equity method of accounting.

                  C & T has three wholly-owned subsidiaries, Citizens' Electric Company of Lewisburg, PA, Valley Energy, Inc. and, effective January 1, 2003, Susquehanna Energy Plus, Inc. Citizens' Electric Company is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy, Inc. is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area including Athens, Towanda, Wysox and Waverly, New York. Susquehanna Energy Plus, Inc. is a for profit corporation which generates revenues from the sale of petroleum products, home heating and air conditioning systems, and lubricants in north central Pennsylvania and southern New York. The carrying value of Claverack's investment in C & T exceeds its share of the underlying equity in the net assets of C & T.

                  Condensed consolidated balance sheet information of C & T as of December 31, 2003 and 2002 is as follows:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                                           ASSETS

                   Current assets                                                 $  9,770,034         $  7,082,181
                                                                               ----------------     ----------------

                   Utility plant                                                    34,557,671           32,464,240
                   Accumulated depreciation                                        (13,104,496)         (12,432,970)
                                                                               ----------------     ----------------

                                                                                    21,453,175           20,031,270
                                                                               ----------------     ----------------

                   Other non-current assets                                         19,667,988            7,263,956
                                                                               ----------------     ----------------

                                                                                   $50,891,197          $34,377,407
                                                                               ================     ================

                            LIABILITIES AND STOCKHOLDERS' EQUITY

                   Current liabilities                                            $  8,295,776         $  6,509,845
                   Long-term debt                                                   31,101,777           20,397,594
                   Deferred credits and other long-term liabilities                  2,327,684            1,249,012
                   Stockholders' equity                                              9,165,960            6,220,956
                                                                               ----------------     ----------------

                                                                                   $50,891,197          $34,377,407
                                                                               ================     ================


--------------------------------------------------------------------------------
                                   11               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 5 - INVESTMENT IN AFFILIATES (CONTINUED)

              Investment in C & T Enterprises, Inc. (Continued)

                  Condensed consolidated statements of income information of C & T for the years ended December 31, 2003 and 2002 is as follows:

                                                                                    2003                 2002
                                                                               ----------------     ----------------
                   Operating revenues                                              $31,788,223          $13,692,840
                   Operating expenses                                               30,719,595           12,675,953
                                                                               ----------------     ----------------

                          Operating Income                                           1,068,628            1,016,887

                   Non-operating expense, net                                          893,557              464,020
                   Income taxes                                                        126,952              233,272
                                                                               ----------------     ----------------

                          Income before Cumulative Effect of Change in                  48,119              319,595
                              Accounting Principle

                   Cumulative effect of change in accounting principle,
                        net of tax expense of $357,296                                 522,887                    0
                                                                               ----------------     ----------------

                          Net Income                                             $     571,006        $     319,595
                                                                               ================     ================

                   Pro forma net income assuming the change in accounting       $       48,119        $     455,982
                        principle is applied retroactively
                                                                               ================     ================

              Investment in Tioga Propane, LLC

                  At December 31, 2002, Susquehanna Energy had a fifty percent interest in Tioga Propane, LLC. This investment was carried at cost adjusted for the Company's proportionate share of undistributed earnings and losses. Following is a summary of the results of operations of Tioga Propane, LLC for the year ended December 31, 2002:

                   Sales                                                                                   $244,182
                                                                                                    ================

                   Net loss                                                                               ($156,721)
                                                                                                    ================

--------------------------------------------------------------------------------
                                   12               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 6 - NOTE RECEIVABLE

              On November 17, 1999, as part of the Rural Economic Development Loan and Grant Program provided by the Rural Electrification Act,
         Section 313, Claverack borrowed $750,000 from the Rural Utilities Service (RUS). In accordance with the loan agreement, Claverack lent the proceeds of the loan to Central Bradford Progress Authority (CBPA). The note receivable from CBPA was non-interest bearing with monthly payments of $7,813 commencing November 2001 through June 2003. Effective July 1, 2003, the note was modified through an oral agreement. Under the new terms of the note, CBPA is paying monthly principal payments of $2,000 with a lump-sum payment due June of 2028.


NOTE 7 - PATRONAGE CAPITAL

              Patronage capital consists of the following at December 31, 2003 and 2002:

                                                2003                 2002
                                           (Unconsolidated)     (Consolidated)
                                           ----------------     ----------------
              Assigned                         $20,779,836          $16,898,072
              Assignable                         1,962,099            3,881,764
                                           ----------------     ----------------

                                                22,741,935           20,779,836

              Retirements to date               (3,754,971)          (3,723,682)
                                           ----------------     ----------------

                                               $18,986,964          $17,056,154
                                           ================     ================

              Under the provisions of the mortgage agreement, until the equities and margins equal or exceed 20% of the total assets of Claverack, the return to patrons of capital contributed is limited to 30% of the patronage capital or margins received in the prior calendar year. The equities of Claverack represent 28.98% and 25.49% of the total assets of Claverack as of December 31, 2003 and 2002, respectively.


NOTE 8 - OTHER EQUITIES

              Other equities consist of:

                                                2003                 2002
                                           (Unconsolidated)     (Consolidated)
                                           ----------------     ----------------

     Non-operating margins                      $3,460,086           $3,157,347
     Operating margins prior to 1969                85,095               85,095
     Net losses from 1995 through 2003          (5,453,525)          (5,453,525)
     Retired capital credits gain                  129,750              115,264
     Donated capital                                 1,305                1,305
     Capital gains                                     700                  700
                                           ----------------     ----------------

                                               ($1,776,589)         ($2,093,814)
                                           ================     ================


--------------------------------------------------------------------------------
                                   13               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants


CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 9 - NOTES PAYABLE AND LONG-TERM DEBT

              Long-term debt at December 31, 2003 and 2002 consists of the following:

                                                                                    2003                 2002
                                                                               (Unconsolidated)     (Consolidated)
                                                                               ----------------     ----------------
               Notes payable to the United States of America - Rural
                    Utilities Service (RUS):
                    Rural Economic Development Loan, payable $7,813
                        monthly, commencing November 2001, bearing no
                        interest, maturing November 2009.                         $    546,875         $    640,625
                                                                               ----------------     ----------------

               Mortgage notes payable to the National Rural Utilities
                    Cooperative Finance Corporation (CFC):
                    7% notes, payable quarterly, repaid during 2003.                         0              181,915
                    5.7% notes, payable quarterly, maturing at various
                        dates through November 2026.                                 2,645,197            2,722,153
                    6.20% note, payable quarterly, maturing January 2030.            3,366,584            3,416,457
                    4.10% note, payable quarterly, including interest,
                        maturing January 2030.                                       4,273,592            4,361,477
                    4.05% note, interest only through March 2010, payable
                        quarterly, maturing January 2030.                            7,284,247            7,284,247
                    4.05% notes, payable quarterly, including interest,
                        maturing at various dates through January 2030.              5,150,590            5,278,707
                    Variable rate notes (2.55% at December 31, 2003),
                        interest only through March 2010, payable
                        quarterly, maturing January 2030.                            7,000,000            7,000,000
                    Variable rate notes (2.55% at December 31, 2003),
                        principal amortized over 35 years, plus interest
                        payable quarterly, maturing at various dates
                        through April 2029.                                          3,870,277            3,976,038
                    Variable rate note (2.55% at December 31, 2003),
                        principal and interest paid quarterly, maturing
                        April 2007.                                                  1,250,509            1,500,000
                    Variable rate note (2.55% at December 31, 2003),
                        interest-only through January 2004, payable
                        quarterly, maturing January 2030.                            1,827,868            1,827,868
                                                                               ----------------     ----------------

                                                                                    36,668,864           37,548,862
                                                                               ----------------     ----------------

               Susquehanna Energy, Inc., note payable to Carapella Brothers in monthly installments of $3,791, including interest at 8%,
                    maturing in August 2009, collateralized by real estate.                  0              232,265
                                                                               ----------------     ----------------

                                                                                    37,215,739           38,421,752

               Current maturities                                                     (969,196)            (854,025)
                                                                               ----------------     ----------------

                                                                                   $36,246,543          $37,567,727
                                                                               ================     ================


--------------------------------------------------------------------------------------------------------------------
                                                         14                        Beard Miller Company LLP
                                                                        Certified Public Accountants and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 9 - NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

              Estimated aggregate maturities during the next five years are:

                            2004                                     $   969,196
                            2005                                       1,029,588
                            2006                                       1,072,989
                            2007                                         927,757
                            2008                                         775,177

              Claverack has a variable rate line of credit available from CFC of $6,500,000, with outstanding balances at December 31, 2003 and 2002 of $1,291,122 and $2,191,816, respectively. $1,500,000 of the available balance on the line is reserved to guarantee the power bill of an affiliate and cannot be drawn upon by the Company. The interest rate was 2.8% at December 31, 2003. In addition to the CFC line of credit, Claverack has $7,021,502 available which can be drawn upon under the existing loan agreements when one or more preconditions have been met.

              The long-term debt to CFC is collateralized by substantially all assets of Claverack.

              The long-term debt and line of credit agreements contain certain restrictions including, among other things, maintenance of ratio requirements and limitations of total short-term indebtedness.


NOTE 10 - OBLIGATIONS UNDER CAPITAL LEASES

              Susquehanna Energy was the lessee of various trucks with tanks under capital leases expiring at various times during the years 2005 and 2006. The assets and liabilities under capital leases were recorded at the lower of the present value of the net minimum lease payments or the fair value of the assets. These assets were being amortized over the life of the lease.

              The present value of net minimum lease payments at December 31, 2002 was classified in the accompanying financial statements as follow:

                  Current maturities of obligations
                       under capital leases                            $113,848
                  Obligation under capital lease                        237,477
                                                                ----------------

                         Total                                         $351,325
                                                                ================


--------------------------------------------------------------------------------
                                   15               Beard Miller Company LLP
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                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 10 - OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

              At December 31, 2002, assets under capital leases were as follows:

              Assets under capital leases                              $540,281

              Accumulated amortization                                 (222,133)
                                                               -----------------

                                                                      $318,148
                                                               =================

              Amortization expense for the year ended December 31, 2002 was $108,056 and was included in depreciation expense.


NOTE 11 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

              C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Securities Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $320,508 and $283,285 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.

              C & T is also a member of the NRECA SelectRE Pension Plan. C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $114,269 and $108,502 for its share of the contributions for the years ended December 31, 2003 and 2002, respectively.


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                                   16               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
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NOTES TO FINANCIAL STATEMENTS



NOTE 11 - PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)

              C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth Claverack's portion of the plan's funded status and Claverack's portion of the amounts of accrued benefit cost of the C & T plan as of December 31, 2003 and 2002:

                                                     2003             2002
                                               ---------------- ----------------
                                               (Unconsolidated) (Consolidated)

         Benefit obligation and funded status         $879,400         $646,600
                                               ================ ================

         Accrued benefit cost                         $388,879         $270,200
                                               ================ ================

         Benefit cost                                 $142,479        $  98,200
                                               ================ ================

         Benefits paid                               $  23,800       $    3,600
                                               ================ ================

         Discount rate                                 6.75%            7.00%
                                               ================ ================

              For measurement purposes, a 14.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

              Claverack also provides postretirement medical benefits to its retirees and eligible dependents, while the retiree lives, from retirement until date of death. Claverack pays 100% of the premiums. The plan is unfunded. The estimated costs that were to be paid after retirement are being accrued by charges to expense over the employees active service periods to the dates they were fully eligible for benefits.

              Information relating to the Claverack postretirement benefit plan is as follows:

                                                     2003               2002
                                               ----------------   --------------
                                               (Unconsolidated)   (Consolidated)

        Benefit obligation and funded status        $1,617,700        $1,511,223
        Accrued benefit cost                         1,453,091         1,511,223
        Benefit cost                                   120,000           120,000
        Benefits paid                                  178,132           178,013
        Discount rate                                    6.25%             7.25%

              The health care cost trend rate was assumed to be 12.0% in 2003, gradually declining to 5.5% in 2013 and thereafter.


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                                   17               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
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NOTES TO FINANCIAL STATEMENTS



NOTE 12 - RELATED PARTY TRANSACTIONS

              Claverack has a contract for services with C & T to purchase all employee services. In 2003 and 2002, Claverack paid $3,820,646 and $3,550,049 for payroll and $230,729 and $210,655 for benefits, respectively.

              Additionally in 2003 and 2002, Claverack paid C & T approximately $98,225 and $95,303, respectively, related to the operation of the customer call center as well as $33,420 and $48,184, respectively, for other services rendered by C & T on behalf of Claverack.

              Susquehanna Energy entered into an agreement with Tioga Propane, LLC (Propane), whereby Susquehanna Energy provides various management and technical staff services. Under the terms of the contract, Susquehanna Energy is reimbursed for expenses incurred in connection with services provided to Propane. During 2002, the Company included in other income $61,121 of management fees related to this agreement. The Company also advances cash to Propane under an informal arrangement. At December 31, 2002, there was a balance due from Propane of $95,534. Additionally, $72,761 of contract labor was purchased at December 31, 2002.

              During 2002, Susquehanna Energy had a contract with C & T, a related party, where C & T provided the Company with management and technical staff services. Under the terms of the contract, the Company reimburses C & T for expenses incurred in connection with services provided to Susquehanna Energy. During 2002, $58,058 was incurred for such fees and other expenses.

              Susquehanna Energy has also entered into capital lease agreements with C & T (see Note 10).

              As of December 31, 2003 and 2002, Claverack has advances to C & T of $300,000. Claverack's accounts payable, accrued payroll and accrued vacation with C & T are presented in the following table:

                                                 2003                  2002
                                            ----------------      --------------
                                            (Unconsolidated)      (Consolidated)

         Accounts payable                        $   14,964            $  30,124
         Accrued payroll                            283,383              329,260
         Accrued vacation                           223,323              224,003


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                                   18               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants

CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS



NOTE 13 - COMMITMENTS AND CONTINGENCIES

              Claverack has guaranteed debt of C & T, maturing in 2032 with an outstanding balance of $11,778,858 at December 31, 2003. Claverack has also guaranteed a $5,000,000 line of credit of C & T with an outstanding balance of $3,370,000 at December 31, 2003. Additionally, Claverack has guaranteed their pro rata share of a $200,000 loan to C &
         T. Claverack would be required to perform under these guarantees if C & T were to default under the debt agreements and the bank was to demand Claverack's performance.

              Claverack has guaranteed letters of credit in the amount of $1,680,000 held by the power supplier and a vendor of a related party, Wellsboro Electric Company. Claverack would be required to perform under this guarantee if Wellsboro Electric Company was to fail to pay these vendors and they were to demand Claverack's performance.


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                                   19               Beard Miller Company LLP
                                                    Certified Public Accountants
                                                    and Consultants